Exhibit 21.1

Subsidiaries of ERBA Diagnostics, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Delta Biologicals, S.r.l.	Italy

Diamedix Corporation	State of Florida

ImmunoVision, Inc.	State of Florida

Drew Scientific, Inc.	State of Delaware

JAS Diagnostics, Inc.	State of Florida

Erba Diagnostics Mexico S.A.	Mexico